Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 9, 2014

Registration Statement No. 333-178097

PRICING TERM SHEET

$300,000,000 4.35% Senior Unsecured Notes due October 15, 2024

$300,000,000 5.60% Senior Unsecured Notes due October 15, 2044

Issuer:	Buckeye Partners, L.P.

Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Trade Date:	September 9, 2014

Settlement Date:	September 12, 2014 (T+3)

Principal Amount:	$300,000,000 for the 2024 Notes $300,000,000 for the 2044 Notes

Maturity Date:	October 15, 2024 for the 2024 Notes October 15, 2044 for the 2044 Notes

Coupon:	4.35% for the 2024 Notes 5.60% for the 2044 Notes

Interest Payment Dates:	Semi-annually each April 15 and October 15, commencing April 15, 2015

Price to Public:	99.825% of the principal amount for the 2024 Notes 99.876% of the principal amount for the 2044 Notes

Benchmark Treasury:	2.375% due August 15, 2024 3.375% due May 15, 2044

Benchmark Treasury Yield:	2.496% for the 2024 Notes 3.233% for the 2044 Notes

Reoffer Spread to Benchmark	+ 187.5 bps for the 2024 Notes + 237.5 bps for the 2044 Notes

Yield to Maturity:	4.371% for the 2024 Notes 5.608% for the 2044 Notes

Mandatory Redemption:

If the issuer’s acquisition contemplated by the issuer’s definitive agreement with Trafigura Corpus Christi Holdings Inc. is not consummated, or the definitive agreement is terminated, in each case, on or prior to March 1, 2015, the issuer will be required to redeem all of the 2024 Notes then outstanding at 101% of their initial offering price, plus accrued and unpaid interest to the date of redemption.

Optional Redemption:

At any time prior to the date that is three months prior to the maturity date of the 2024 Notes or six months prior to the maturity date of the 2044 Notes, such series of notes may be redeemed, in whole or from time to time in part, at the issuer’s option at an amount equal to the greater of (1) 100% of the principal amount of the series of notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such series of notes (exclusive of interest accrued but unpaid to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 30 basis points, in the case of the 2024 Notes and 37.5 basis points, in the case of the 2044 Notes, in each case plus accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date.

At any time on or after the date that is three months prior to the maturity date of the 2024 Notes or six months prior to the maturity date of the 2044 Notes, such series of notes may be redeemed, in whole or from time to time in part, at the issuer’s option at a redemption price equal to 100% of the principal amount of the notes to be redeemed on that redemption date plus accrued and unpaid interest on the notes of such series redeemed to the date of redemption.

CUSIP:	118230AN1 for the 2024 Notes 118230AP6 for the 2044 Notes

ISIN:	US118230AN13 for the 2024 Notes US118230AP60 for the 2044 Notes

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc. UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision of withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.